SEC 12g3-2(b) exemption 82-5640

LEEWARD CAPITAL CORP.

Unit 4, 1922 - 9th Avenue SE
Calgary, Alberta T2G 0V2
CANADA

Tel. (403) 265-4077
Fax (403) 265-6410

Trading Symbol: TSX-V:LWC

06012345

PRESS RELEASE **March 24, 2006**

Private Placement of Units

Leeward Capital Corp. ("Leeward') is pleased to announce a proposed private placement of units at an issue price of $0.15 per unit for gross aggregate proceeds of up to $500,000. Each unit shall consist of one (1) common share on a flow-through basis and one-half (1/2) of a non-transferable warrant, with each whole warrant entitling the holder thereof to purchase one (1) additional common share on a flow-through basis for $0.25 for a period of one (1) year from the closing date of the private placement. In the event that the average weighted trading price of the common shares on the Canadian Venture Exchange ("TSX-V") trades at $0.35 over a period of ten (10) consecutive trading days, the expiry date of the warrants shall be automatically accelerated to ninety (90) days from such date.

Proceeds from the private placement of units shall be utilized by Leeward to complete further exploration drilling of its Nithi Mountain Moly Project located in central British Columbia.

The securities to be issued under the proposed private placement of units shall be subject to a four-month hold period in accordance with applicable securities legislation. Completion of the proposed private placement of units is subject to all applicable securities laws and approval of TSX-V.

For further information, contact:
James W. Davis, M.Sc., P.Geol., F.GAC.
Director and President

SUPPL

No Canadian stock exchange has approved or disapproved the contents of this release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Leeward Capital Corp. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

web page:http://www.leewardcapital.com
e-mail:president@leewardcapital.com

dw 4/10